March 5, 2025

VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ultimus Managers Trust

Post-Effective Amendment No. 263

to the Registration Statement on Form N-1A

SEC File Nos. 333-180308, 811-22680

Ladies and Gentlemen:

On behalf of Ultimus Managers Trust (the “Registrant” or the “Trust”), this letter sets forth responses to oral comments received from David Mathews of the staff of the Securities and Exchange Commission (the “SEC”) on February 13, 2025, with respect to Post-Effective Amendment No. 263 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) related to the Westwood LBRTY International Equity ETF, Westwood LBRTY Global Equity ETF and Westwood LBRTY Emerging Markets Equity ETF (each a “Fund” and together, the “Funds”), new series of the Trust, which was filed pursuant to Rule 485(a) under the Securities Act of 1933 on December 27, 2024. Set forth below is a summary of each comment and the Registrant’s response thereto. All page references refer to the pages in the Registration Statement. Capitalized terms used in this letter and not otherwise defined have the same meanings given to them in the Registration Statement.

1.	Comment: Please respond to the comments no less than five days prior to effectiveness and include proposed revisions. Comments given apply to all of the Funds and throughout the Registration Statement unless noted.

Response: The Trust has filed this response letter more than five days before PEA 263 is scheduled to automatically become effective. Proposed changes to disclosure are included in this letter and will be applied throughout the Registration Statement as applicable.

2.	Comment: Please supplementally provide the Staff with a completed Fee Table pre-effectively and describe how Other Expenses were reasonably estimated for the current fiscal year.

Response: Each Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. In addition, the Trust responds supplementally by

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confirming that “Other Expenses” were estimated based on anticipated expenses to be incurred by each Fund during its initial fiscal period, and that 0.00% in Other Expenses reflects the fact that each Fund is expected to pay only its unitary management fee during this period.

3.	Comment: Supplementally provide the Staff with (i) a copy of each index’s methodology document and (ii) a model portfolio for each index showing the top 10 holdings, including the company name, country assigned, industry and index weighting.

Response: The Trust responds by providing the requested documents and information under separate cover.

4.	Comment: To assist investors’ understanding of the strategies, please include examples of companies or countries that are currently screened out by the Index Provider’s methodology for exhibiting characteristics associated with high levels of political control, authoritarian governance, or restricted economic freedoms and provide examples of such characteristics that would eliminate a country from inclusion in the TOBAM LBRTY® Indices.

Response: The following has been added to the Prospectus:

“The Index Provider looks at inputs from distinct data sets, such as – functioning of the government, civil liberty, rule of law and corruption, political participation, inclusiveness, political culture, freedom of expression, pluralism and electoral process – in determining whether a country has characteristics associated with high levels of political control, authoritarian governance, or restricted economic freedoms. Countries that the Index Provider has currently classified as exhibiting characteristics associated with high levels of political control, authoritarian governance, or restricted economic freedoms are: Thailand, Hong Kong, Mexico, Kuwait, Turkey, Qatar, Pakistan, UAE, Egypt, Russia, Saudi Arabia and China. With respect to individual companies, the Index Provider considers a company’s overall economic exposure to an authoritarian country.”

5.	Comment: With respect to the TOBAM LBRTY® All World Ex US Equity Index, please clarify in the disclosure how the Index Provider classifies U.S. securities that would be excluded from the Index.

Response: The following has been added to the Prospectus:

“Under the Index Methodology, securities whose primary listing is quoted on a US market are assigned a TOBAM Country of ‘USA’.”

6.	Comment: Please include a market capitalization range that will apply to large-cap and mid-cap companies.

Response: The market capitalization ranges have been added to the Prospectus.

7.	Comment: Please include in the description of each Index, its weighting methodology and current or anticipated range of constituents. Please also disclose whether or not the Index Provider is affiliated with the Funds’ Adviser or Sub-Adviser.

Response: The following has been added to the Prospectus:

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“The Index Provider’s comprehensive approach acts on two levels: 1. Country: excluding countries lacking basic civil liberties and democratic rights, AND 2. Stock: within eligible countries, favoring stocks with low exposure to authoritarian countries. The Underlying Index is market-cap weighted with a cap on maximum weight of 4.5% and a minimum weight of 0.01%. The number of constituents will vary over time.”

Additionally, disclosure has been added to the sixth paragraph under each Fund’s “Principal Investment Strategies” section as follows: “The Index Provider is not affiliated with either the Fund’s adviser or sub-adviser.”

8.	Comment: Please explain in correspondence why the Trust believes that the Index tracked by each Fund is broad-based enough to meet the conditions of the Stradley No-Action Letter or otherwise meets the conditions for reliance on such letter.

Response: The Registrant believes that each Fund’s Underlying Index is broad-based, as described in the Stradley Letter.1 Consistent with the representation included in the incoming letter, each Index was created by an index provider that is not an affiliated person of the Fund, its investment adviser or principal underwriter, or an affiliated person of such persons, and was not created solely for the Fund or its affiliated persons. Further, the Stradley Letter refers to footnote 21 of Disclosure of Mutual Fund Performance and Portfolio Managers, Investment Company Act Rel. No. 19382 (Apr. 6, 1993), as “describing the characteristics of a broad-based index;” no other definition of a “broad-based index” is provided. That footnote states: “A broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate. An index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.”

The Registrant believes that each Underlying Index meets the foregoing criteria. Each Underlying Index is based on an index that is designed to represent a particular segment of the global equity market – the global equity market ex U.S., the global equity market and the global emerging markets equity market. While each Underlying Index applies screens to remove companies and countries that exhibit characteristics associated with high levels of political control, authoritarian governance, or restricted economic freedoms from its respective parent index, each Underlying Index is designed to include at least 80% of the float market capitalization of its respective parent index, thus attempting to provide investment exposure substantially similar to that of the parent index. In this respect, each Underlying Index is in a similar situation to the S&P 500 Growth Index specified in footnote 2 of the incoming Stradley Letter, where such index provides investment exposure to a subset of securities from a larger parent index based on particular screening criteria. Additionally, none of the Underlying Indexes are “composed of securities of firms in a particular industry or group of related industries.” For those reasons, we believe each Fund is eligible to rely on the Stradley Letter.

While the Registrant believes each Index is broad-based, if it was determined otherwise, the Registrant does not believe this should preclude the Funds from relying on the Stradley  Letter. The Registrant notes the concerns underlying the initial requested relief are

___________________________

1 Stradley Ronon Stevens & Young, LLP, SEC Staff No-Action Letter (June 24, 2019) (“Stradley Letter”).

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present in all “diversified” index-based funds that seek to track unaffiliated indexes, regardless of whether the unaffiliated indexes are broad-based or not. In particular, if an index-based fund is not permitted to rely on the Stradley  Letter, such fund would potentially (i) be prohibited from investing consistent with its objective and strategies; (ii) experience greater tracking error; (iii) incur expenses associated with a shareholder vote to convert to non-diversified; and (iv) experience portfolio management disruption. The Registrant believes each of these concerns, if realized, is neither consistent with the expectations nor in the best interests of shareholders of an index-based fund. Finally, the Registrant does not believe it would be appropriate, or that the Staff intended, to create an unlevel regulatory “playing field” for diversified index-based funds.

The Registrant further notes that while the SEC adopted amendments to Item 27 of Form N-1A in October 2022, which resulted in a change to the definition of “an appropriate broad-based benchmark” with respect to filings on Form N-1A and Form N-CSR, it is not aware of the Stradley Letter being withdrawn or revised to require that a fund can only rely on such letter if it seeks to track an index that meets this amended definition.

9.	Comment: With respect to the Westwood LBRTY Emerging Markets Equity ETF, please include a description of how the Index Provider defines emerging markets, such as whether the Index Provider relies on the MSCI’s other third-party provider classification or the Index Provider uses its own classification system for defining emerging markets.

Response: The following has been added to the Prospectus:

“The Index Provider classifies a country as an emerging market depending on the level of maturity of the stock equity market and the economic development of the country following gross national income as defined by the World Bank’s high-income threshold as a reference. The Index Provider currently considers emerging markets to include: Brazil, Chile, Colombia, Mexico, Peru, China, India, Indonesia, Malaysia, Philippines, South Korea, Taiwan, Thailand, Czech Republic, Greece, Hungary, Poland, Russia, South Africa, and Turkey.”

10.	Comment: With respect to the Westwood LBRTY Emerging Markets Equity ETF, the Staff notes that the Fund has an investment strategy to track an index with significant exposure to emerging markets. Please enhance the principal investment risk disclosures to address (i) potential errors in index data, computation or index construction and their impact on Fund performance if information on non-U.S. companies is unreliable or outdated or if less information about non-U.S. companies is publicly available due to differences in regulatory, accounting, auditing or financial standard; (ii) address limitations on the Adviser’s ability to oversee the Index Provider’s due diligence of the index data prior to its use in index computation, construction and/or rebalancing; and (iii) to the extent the Fund determines not to add these risks in the risk disclosure, explain in correspondence why these disclosures are not relevant or appropriate for this Fund.

Response: The following is added as a new risk:

“Index Provider Risk: The Fund seeks to achieve returns that generally correspond, before fees and expenses, to the performance of the Index, as published by their Index Provider. There is no assurance that the Index Provider will compile the Index accurately, or that the Index will be determined, composed or calculated accurately. The composition of the

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Index is heavily dependent on information and data supplied by third parties over which the Adviser has no or limited ability to oversee. While the Index Provider gives descriptions of what the Index is designed to achieve, the Index Provider does not provide any warranty or accept any liability in relation to the quality, accuracy or completeness of data in its indices, and it does not guarantee that its Index will be in line with its methodology. Because of this, if the composition of the Index reflects any errors, the Fund’s portfolio can be expected to also reflect the errors. In addition, data and information on non-U.S. countries may be unreliable or outdated or there may be less publicly available data or information about non-U.S. countries due to differences in registration, accounting, audit and financial record keeping standards which creates the potential for errors in Index data, Index computation and/or Index construction and could have an adverse effect on the Fund’s performance.”

11.	Comment: With respect to the Westwood LBRTY Emerging Markets Equity ETF, the Staff notes inclusion of a risk factor titled “Derivatives Risk” with a sub-risk of “Swap Agreements”, however, there is no reference in the strategy section as to how derivatives will be used to replicate or optimize the Fund’s exposure to the index. Please expand the disclosure to identify the types of derivatives which the Fund intends to utilize and how they will contribute to achieving the Fund’s objective of tracking its index.

Response: The Registrant has determined that it is not likely that derivatives will be used in the near future and therefore such disclosure has been removed from the Prospectus.

12.	Comment: If there is a licensing agreement governing each Fund’s use of its respective Index, please confirm that you will file it as an Exhibit to the Fund’s registration statement as an “other material contract” per Item 28(h) of Form N1-A.

Response: The Trust confirms that a licensing agreement for each Index exists, but it is between the Index Provider and the Fund’s adviser. To clarify, neither the Trust nor the Funds are a party to this licensing agreement. Therefore, it is not considered a material contract required to be included as an exhibit to the Registration Statement.

*   *   *

Any questions or comments with respect to this filing may be directed to the undersigned at 202.775.1213.

Sincerely,

/s/John L. Chilton

John L. Chilton, Esq.

Enclosures

cc:	Mr. Todd Heim
Ms. Shannon Thibeaux-Burgess
Karen Jacoppo-Wood, Esq.
Ms. Natalie Anderson
Nicole M. Crum, Esq.
Rachael Schwartz, Esq.

Appendix A

Westwood LBRTY International Equity ETF

Westwood LBRTY Global Equity ETF

Westwood LBRTY Emerging Markets Equity ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.50%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.50%
(1)	The Fund’s adviser will pay all expenses incurred by the Fund (except for advisory fees) excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, and litigation expenses, and other non-routine or extraordinary expenses.
(2)	Based on estimated amounts for the current fiscal year.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$51	$160